UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        The Singing Machine Company, Inc.
                        ---------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                   829322 30 4
                                   -----------
                                 (CUSIP Number)

                          John Klecha 2800 NE 51st St.
                         Lighthouse Point, FL 33064-7842
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                      ____________________________________
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Note: Schedules filed in paper formal shall included a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 829322 30 4                                        Page 2 of 4 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     John Klecha

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*
     00

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         810,811

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         810,811

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     810,811

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.33%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

         This Amendment No. 2 amends the Statements on Schedule 13D which Mr. Klecha previously filed with the Securities and Exchange Commission.


1. ITEM IDENTITY AND BACKGROUND

         This Schedule is being filed by John Klecha. Mr. Klecha was an officer of the Singing Machine from October 10, 1997 through May 2, 2003 and served as a director from October 10, 1997 through July 28, 2003. The business address for Mr. Klecha is 2800 NE 51st St., Lighthouse Point, Florida 33064-7842. During the last five years, Mr. Klecha has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Klecha is deemed to beneficially own 810,811 shares of the Singing Machine's common stock, representing approximately 9.33% of Singing Machine's issued and outstanding common stock (based on 8,627,596 shares outstanding on September 20, 2003). All of these shares are held directly by Mr. Klecha.

         (b) Mr. Klecha has the sole power to vote or to direct the vote and to dispose and to direct the disposition of the 810,811 shares beneficially owed by him.

         (c)      Except as described on Schedule 99.1 during the past sixty
                  (60) days from October 14, 2003 Mr. Klecha has not effected any transactions in the Singing Machine's common stock.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as described above and in Mr. Klecha's Separation and Release Agreement with the Company dated April 30, 2003, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Singing Machine to which Mr. Klecha is a party or is subject.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         10.1 Separation and Release Agreement dated April 30, 2003 between the Singing Machine and John Klecha( incorporated by reference to Exhibit 10.3 in the Singing Machine's Form 10-K filed with the SEC on July 18, 2003).

         99.1 List of Sales of the Singing Machine's common stock made by Mr. Klecha

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 20, 2003                      /s/ John Klecha
                                                -----------
                                                John Klecha

                                       4